February 14, 2025

Rafael Esp  rito Santo
Chief Executive Officer and Chief Financial Officer
Ambipar Emergency Response
Avenida Ang  lica, n   2346, 5th Floor
S  o Paulo, SP     Brazil, 01228-200

        Re: Ambipar Emergency Response
            Post Effective Amendment No. 3 to Form F-1 on Form F-3 Filed February 3, 2025
            File No. 333-270493
Dear Rafael Esp  rito Santo:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post Effective Amendment No. 3 to Form F-1 on Form F-3 filed February 3, 2025 General

1. We note that you included December 31, 2022 audited financial statements in the
       Form F-1 declared effective August 25, 2023 and that this is the first post-effective amendment to the registration statement. Pursuant to Item 8.A of Form 20-F, the last year of audited financial statements may not be older than 15 months at the time of the offering. Accordingly, it appears you were required to update the audited financial statements for this offering by April 1, 2024. Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current. For additional guidance, please refer to Questions 113.01 and 113.02 of the Securities Act Forms Compliance and Disclosure Interpretations.
 February 14, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Grenfel S. Calheiros